writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@doverdowns.com

April 11, 2005

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC  20549

Re:          Dover Downs Gaming & Entertainment, Inc.

Form 10K for the year ended December 31, 2004

SEC File Number 001-16791

Dear Ms. Cvrkel:

Thank you for your comment letter dated March 28, 2005.  As I have discussed with Ms. Claire Lamoureux, we have prepared Form 10-K/A and are prepared to file it with the Securities and Exchange Commission as soon as the Division of Corporate Finance advises us that it has no further comments to our response letter.

Our response to your comment letter follows.  For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

Form 10-K for the year ended December 31, 2004

Management’s Discussion and Analysis

- Liquidity and Capital Resources, page 18

1.       We note that beginning in 2005 you will no longer be required to pay a management fee to Caesars to supervise, manage, and operate the video lottery machine casino.  Please disclose if your costs will change materially due to either those functions not being needed in the future or the need to replace these functions with internal staff or third-party vendor.  In this regard, the discussion in MD&A should not solely duplicate the Note (11) disclosure but also provide an analysis of the impact from this change, quantified to the extent practicable.  Refer to the guidance in Item 303(a)(3)(ii) and Instruction 3 to paragraph 303(a) in Regulation S-K.

We have reviewed the guidance in Item 303(a)(ii) and Instruction 3 to paragraph 303(a) in Regulation S-K and agree that additional detail concerning the expiration of our agreement with Caesars is appropriate.  The additional disclosure is brief since we discontinued our reliance on Caesars and have no need to replace personnel, systems or procedures in connection with the termination of the Caesars agreement.  We have revised the paragraph on page 18, under the heading Liquidity and Capital Resources, which discusses the expiration of the Caesar agreement to read as follows:

“Since our video lottery (slot) machine casino opened in 1995, we have been party to a management agreement with Caesars, under which Caesars was our agent to supervise, manage and operate our video lottery (slot) machine casino.  Effective December 28, 2004, that management agreement expired and we opted not to renew the agreement.  During the year ended December 31, 2004, although we remained contractually obligated to pay a management fee to Caesars, Caesars did not have any of its personnel physically assigned to our facility and we did not rely on any Caesars personnel or any Caesars systems or procedures in connection with our operations.  Accordingly, we do not expect to incur any material costs to replace functions for which Caesars had responsibility under this agreement.  Beginning in 2005, we will no longer be required to pay to Caesars a management fee.  Caesars’ performance-based fees were $4,448,000 for the year ended December 31, 2004.”

Critical Accounting Policies - Accrued Pension Expense, page 20

2.       Please expand your disclosure to include a sensitivity analysis that details the impact on pension expense for a 1% change in weighted-average discount rate and expected long-term rate of return on plan assets.  In addition, also include any other changes in pension plan assumptions that would have a significant impact on your pension expense.

We will replace the last sentence under the heading Accrued Pension Cost with the following text:

“We evaluate these assumptions annually.  The discount rate is the most significant assumption and is necessary to state expected future benefit payments at a present value on the measurement date.  The discount rate assumption is based upon the yields on high quality bond rates for bonds with maturities that match our projected benefit payments.  A lower discount rate increases the present value of benefit obligations and increases pension expense.  A 1% reduction in the discount rate used would increase our pension expense by approximately $300,000.”

Since a 1% change in our expected long-term rate of return on plan assets would result in about a $30,000 impact, we have not included any discussion relative to that assumption.

Financial Statements

Statement of Earnings, page 34

3.       We note that interest expense is presented “net” in item 6. Selected Financial Data.  Please supplementally tell us if interest expense is also presented net of interest income in the income statement.  If the amount is presented “net”, please separately present interest income and interest expense to the extent the amounts are material.  It appears interest income may be significant in view of the significant amount of cash on your balance sheet, Refer to the guidance in Rule 5-03(b)(7)-(8) of Regulation S-X.

While we do have significant amounts of cash on our balance sheet, we have had no interest income for several years.  We did not recognize any interest income during the years ended December 31, 2004, 2003 or 2002 because we did not have any investable cash during the period.  The majority of cash reported on our consolidated balance sheet (93.3% and 94.5% as of December 31, 2004 and 2003, respectively) represents non-interest bearing cash held in our casino vault and video lottery

(slot) machines.  The remainder of our cash is held in other non-interest bearing accounts.  Interest expense is presented “net” in Item 6. Selected Financial Data but not in our consolidated statement of earnings and comprehensive earnings due to the fact that we only had interest income during the year ended December 31, 2001 and the six months ended December 31, 2000.

4.       From disclosure in note 3 (revenues and expense recognition), we note that other operating revenues represent the aggregation of your non-gaming activities.  In accordance with the analogous guidance in Topic 11L of the Staff Accounting Bulletins (SAB) please disclose the hotel room and food and beverage revenue producing activities and the expenses attributable to each of these major revenue producing activities separately on the face of the consolidated statement of earnings.  In this regard, this SAB provides that separate major activities should be presented without regard to the 10% materiality threshold cited in Regulation S-X, as the purpose of this detailed presentation affords an analysis of the relative contribution to operating profits for each major revenue activity.  In your circumstances, the contribution to operating profits significantly varies.  As a percentage of its respective gross revenues, your “gaming” expenses approximate 77-80%, while “other operating” expenses only approximate 31-40% during the three-year financial statement period.  Therefore, as the “other operating” category contribute significant amounts to consolidated operating profits, separate disclosure of its major revenue producing activities should be set forth.  Please revise accordingly.

We considered the guidance in Staff Accounting Bulletin (SAB) Topic 11L and Regulation S-X (Rules 5-03.1 and 5-03.2) when preparing our consolidated statement of earnings. We believe there are two questions to be answered:  (1) Is revenue presented properly? and (2) Are the associated expenses presented properly?

Pertaining to question (1), the Regulation S-X Rules require the presentation of revenues and related costs and expenses applicable to major revenue producing activities.  Specifically, 5-03(b) states that “each class which is not more than 10 percent of the sum of the items may be combined with another class”.  As shown in the chart below, all “other” operating activities combined represent no more than 6.7% of total net revenues for any of the years presented.

As for question (2), we believe (SAB) Topic 11L requires that the expenses be broken down in the same manner as the revenues in order to allow for an analysis of the profit contribution by each major revenue stream.  We do this on the face of the statement of earnings.

As a racetrack with slot machines (commonly known as a racino), the composition of our total revenue and operating profits is very different than a traditional casino-hotel.  Though we have hotel, food & beverage and horse racing activities, our revenue and operating profit consists primarily of video lottery casino win.  The following table sets forth our net revenues and contribution to consolidated operating earnings by activity, excluding non-recurring charges and before general and administrative and depreciation expenses:

	2004		2003		2002
Net Revenues:
Gaming	$193,922,000	93.3%	$175,023,000	93.3%	$193,723,000	93.8%
Other	13,822,000	6.7%	12,509,000	6.7%	12,752,000	6.2%
Total	$207,744,000	100.0%	$187,532,000	100.0%	$206,475,000	100.0%

Operating Earnings:
Gaming	$41,197,000	98.1%	$36,600,000	93.3%	$44,906,000	94.9%
Other	809,000	1.9%	2,610,000	6.7%	2,401,000	5.1%
Total	$42,006,000	100.0%	$39,210,000	100.0%	$47,307,000	100.0%

It is important to use net revenues in this analysis, as each expense line already reflects the elimination of interdepartmental activities (shown as the contra-revenue line item “promotional allowances”) and the allocation of the cost of those activities to the gaming department.  As such, net revenues must be used when assessing the profitability of each activity.

Contributions from all other operating activities combined represent no more than 6.7% of total net revenues or operating earnings for the periods presented.  Most traditional casino-hotels derive a considerably larger portion of their revenue from non-casino activities.  For example, other revenues at Mandalay Resort Group exceeded 50% of net revenue for the year ended January 31, 2004 while other revenues for Caesar’s Entertainment for the year ended December 31, 2003 were 27.9% of net revenues.

Given the immaterial nature of all of our other operating activities, both individually and in the aggregate, we believe that revenues and expenses applicable to our major revenue producing activities have been properly disclosed in our consolidated statement of earnings in accordance with SAB Topic 11L and Regulation S-X (Rules 5-03.1 and 5-03.2).

We have added a further discussion of the components of and changes in other operating revenues and other operating expenses to Item 7 as follows:

“Other operating revenues were $33,795,000 and $32,476,000, respectively, for 2004 and 2003 and included $19,973,000 and $18,667,000, respectively, related to promotional items provided to customers without charge. The increase in promotional allowances is primarily due to the Company’s expanded marketing efforts to attract more casino customers to the hotel by providing additional complimentary and discounted hotel rooms.  Other operating revenues, net of promotional allowances, were $13,822,000 in 2004 as compared to $13,809,000 in 2003.  Food and beverage revenues, net of promotional allowances, increased by $922,000 to $9,098,000 from $8,176,000 in 2003, primarily due to an increase in cash sales and a reduction in the amount of complimentary beverages being offered to patrons.  Additionally, the Company promoted an outdoor concert for the first time in 2004 that generated revenues of $840,000.  Partially offsetting these increases was the receipt of $1,300,000 in 2003 related to the settlement of a business interruption insurance claim and a decrease in hotel rooms revenue, net of promotional allowances, due to the change in the Company’s marketing efforts which focused on providing a higher percentage of its hotel rooms to customers on a complimentary basis.

Other operating expenses increased by $3,114,000, or 31.5%.  Expenses related to our food and beverage operations were $9,480,000 in 2004 as compared to $7,350,000 in 2003.  The increase resulted primarily from higher payroll and related costs and food costs necessary to support added amenities at the Company’s facility and the addition of higher quality menu items. Additionally, less food and beverage expenses were transferred to the gaming operations through interdepartmental charges in 2004 since a lower percentage of food and beverages were provided to gaming customers on a complimentary basis.  Concert promotion expenses of $1,212,000, relating to a large outdoor concert promoted by the Company in the third quarter of 2004, represented the remainder of the increase in other operating expenses.”

5.       We note that the amount of cash on the balance sheet is significant to current assets.  Please disclose the details of any amounts other than cash included in that line item (i.e., cash equivalents).  Also refer to the guidance in paragraphs 7-9 of SFAS 95.

Please refer to our response to comment number 3 above.  Cash reported on our consolidated balance sheet represents cash held in our casino vault, video lottery (slot) machines and other non-interest bearing accounts.  We did not maintain any cash equivalents as of December 31, 2004 or 2003.

Notes to the Financial Statements

General

6.       We note from the Proxy Statements dated 3/29/04 that the combined ownership percentage of Henry Tippie and the Estate of John Rollins, for which he is the executor, exceed 50% of the voting stock of the Company and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders.  Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares.  Refer to the requirements of paragraph 2 of SFAS 57.

The voting control which Mr. Tippie enjoys with respect to the Company is already described in considerable detail in our proxy statement as is the common management control.  We have added several paragraphs to the end of Note 10 — Related Party Transactions that adapt language from our proxy statement and reads as follows:

Mr. Tippie controls in excess of fifty percent of the voting power of the Company.  This means that Mr. Tippie has the ability to determine the outcome of the election of directors at the Company and to determine the outcome of many significant corporate transactions, many of which only require the approval of a majority of the Company’s voting power.

Mr. Tippie’s voting control with respect to the Company emanates from his personal holdings of Common Stock and Class A Common Stock, from his status as executor of the Estate of John W. Rollins, our largest stockholder, and from certain shares as to which he has voting rights pursuant to a voting agreement with another one of our directors.  As of March 25, 2005, Mr. Tippie has control over approximately 51.1% of the voting power of the Company.

Patrick J. Bagley, Kenneth K. Chalmers, Melvin L. Joseph, Denis McGlynn, Jeffrey W. Rollins, John W. Rollins, Jr., R. Randall Rollins and Henry B. Tippie are all Directors of both companies. Denis McGlynn is the President and Chief Executive Officer of both companies, Klaus M. Belohoubek is the Senior Vice President – General Counsel and Secretary of both companies and Patrick J. Bagley is the Senior Vice President – Finance and Chief Financial Officer of DVD.  Mr. Tippie controls in excess of fifty percent of the voting power of DVD.

We note that in our discussion of various shared services involving these two companies that we previously disclosed in Note 10 that the costs incurred “…are not necessarily indicative of the costs that would have been incurred if the companies had been unrelated entities and/or had otherwise independently managed these functions…”

Note 3.  Summary of Significant Accounting Policies, page 39

- General

7.       In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability.  With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently.  In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total.  Please expand your notes to describe this liability and address how you recognize and measure the liability in your consolidated financial statements.

We do not believe that additional disclosure relative to accruing for base jackpot liability would be meaningful due to its immateriality.

We accrue incremental progressive jackpot liabilities only, and believe most other casinos follow this practice as well.

The largest base jackpot in our casino is $50,000 and the total of all base jackpots is $89,500.  We only have 55 progressive games on our casino floor, and the total accrued liability related to these games at December 31, 2004 was $92,611.

Given the immaterial nature of our base jackpots and our progressive liabilities as a whole, we believe additional disclosure is not required.  However, we will continue to review our progressive liabilities and the need for increased disclosure each year.

- Property and Equipment

8.       We note your disclosure on how you evaluate property and equipment for impairment.  Please disclose when or how often you evaluate property and equipment for impairment as well as the method or methods for determining fair value as required in SFAS No. 144.  We believe this disclosure should be clearly stated due to the significance of the property and equipment balance in relation to total assets.

We have reviewed SFAS No. 144 and believe that our disclosure is appropriate - particularly because we have never recorded an impairment loss.  However, we have reviewed our disclosure and will expand the discussion of our policy as follows:

“The Company performs reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. No such events or changes in circumstances have occurred to date. An impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its fair value.  Generally fair value will be determined using valuation techniques such as the present value of future cash flows.”

Note 3 — Point Loyalty Program, pages 39-40

MD&A - Results of Operations, page 15

9.       Reference is made to your change in accounting under your loyalty program whereby you recorded a non-recurring $2,250,000 charge in the fourth quarter of fiscal 2004.  Your current disclosure (i.e. “As a result, the company recorded a non-recurring charge . . . to record the net impact of the program change”) implies that this charge to the consolidated financial statements resulted from your change in policy where points earned by video lottery customers can now be redeemed for cash (under certain circumstances) as compared to being redeemed solely for services and merchandise in prior periods.  It would not appear appropriate that a change in payment method policy would require a charge to the consolidated financial statements.  Rather, it appears the charge resulted from the change in accounting treatment in recognizing an expense in the period the points are earned from your prior treatment in recording an expense when the points are redeemed by the customers (as disclosed in the notes to your fiscal 2003 Form I0-K).  However, an appropriate change from one acceptable accounting method to another alternative acceptable accounting method would be reflected as a cumulative effect charge with appropriate disclosures as provided by paragraphs 17-22 of APBO 20.  Therefore, it is unclear why you recognized this change in accounting treatment as a current period charge.  If you believe that your treatment of recognizing a charge in the period of change was appropriate, please provide us in complete and clear detail the specific accounting literature that you relied upon for this treatment.

In the event your change in accounting treatment from recognizing an expense when points are earned, as compared to when redeemed, represents a correction of an error for the misapplication of GAAP in prior periods, please account for the correction of the error in accordance with the guidance in paragraphs 36-37 of APBO 20.  In this regard, your prior accounting treatment of recognizing an obligation (expense) when points are redeemed would not appear to be an acceptable accounting method.  To the extent that a registrant does not believe it should restate its prior financial statements because of an immateriality assessment, this assessment should consider the immateriality on all annual and quarterly consolidated financial statements.  However, we note that this 4th quarter fiscal 2004 charge was material to the operating results of that quarter based on the quarterly data furnished in note 12 (page 50).  Therefore, if this does represent a correction of an error, it appears that prior consolidated financial statements should be restated accordingly.  In this regard, the disclosure in the notes should set forth in a clear and transparent manner that the consolidated financial statements have been revised for the misapplication of GAAP in prior periods (including the prior and current accounting treatment).  In addition, in situations where immateriality assessment can be made by management for treating the matter as a current period charge (rather than restating prior statements) the notes to the financial statements should contain specific and clear disclosure of management’s assessment under those circumstances.  Also, we would request that a registrant furnish us a clear and detailed analysis of their assessment.

Please advise and revise your consolidated financial statements and MD&A accordingly.

Furthermore, if the change you made in accounting method does represent the correction of an error, it is unclear how management and the auditor can conclude that the Company’s control and procedures are effective.  In this regard, it appears Item 9A (Controls and Procedures) should be revised to include disclosure of a material weakness in internal control over financial reporting for the misapplication of GAAP in prior periods and the changes in internal control made that alleviated this condition from continuing to occur.  Refer to the guidance in Item 308 of Regulation S-K.

Both we and our independent registered public accountants believe that our treatment of recording a charge in the period of change was appropriate.  We did not elect to change from one acceptable accounting method to another alternative acceptable accounting method.  Rather, we made operational changes and as a result, an accounting policy change was mandated by the applicable accounting rules.  APB 20 states that a “change in accounting principle” is a selection from among two or more generally accepted accounting principles and that the adoption or modification of an accounting principle necessitated by transactions or events that are clearly different in substance from those previously occurring is not a “change in accounting principle.”  In the 4th quarter of 2004, we changed our customer loyalty program to allow our patrons, for the first time, to exchange loyalty points for cash.  This is what required the change in our accounting policy pursuant to EITF 01-9 – Accounting for Consideration Given by a Vendor to a Customer ( Issue 01-9 ).

Our prior accounting treatment of expensing points when they were redeemed has been consistently applied since the opening of our casino nine years ago.  While we understand that prevailing industry practices do not control whether an accounting treatment is proper, our approach was common in the industry, and in fact, was put in place by a leader in the gaming industry under a management agreement we had with them at the time we opened our facility in 1995.

Industry practices have changed since 1995 and most casinos now have customer loyalty programs that offer cash redemptions, as ours was recently changed to allow.

Historically, we have expensed the cost of loyalty points when they are redeemed by the customer.  We and the industry view points as the cost of getting a customer to return to our property, akin to a coupon.  Points can only be redeemed in person at our facility.  When a patron returns to redeem points, the overwhelming majority play in the casino during that trip.  In other words, a future revenue transaction occurs as a result of our points program.  This differs from loyalty programs used in other industries, such as airlines, where there is insignificant, if any, revenue generated upon redemption of a loyalty award.  Our loyalty program is a component of our broader marketing efforts, designed to entice customers to spend money at our properties during a future visit.  For those reasons, we believe that the costs incurred are appropriately recorded when that earnings process occurs at redemption.

Current accounting standards do not provide specific guidance on the accounting for non-cash loyalty programs, and as mentioned, practice was diverse in the gaming, as well as other industries.  The Emerging Issues Task Force (EITF) chose not to address this issue in EITF Issue No.  00-22 – Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future ( Issue 00-22 ), and reached a consensus related only to cash awards in Issue 01-9.  The consensus in Issue 01-9 was that when points for loyalty programs are redeemable for cash, they are to be expensed in the period earned.  The EITF also concluded in Issue 01-9, paragraph 7, that the Issue does not address accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions.  This was the case with our loyalty program prior to our program change in 2004.  Additionally, the AICPA Audit and Accounting Guide for Casinos discusses slot club promotional programs but does not provide specific accounting guidance.  Up until the point of the change in our program to permit cash redemption, we had monitored the progress of Issue 00-22 and did not believe any change in accounting guidance had occurred that would require a change in our accounting practice.

We also considered the characteristics of a liability to determine whether we might have had a recordable obligation at the end of any period.  One of the significant characteristics of a liability, which we believe is a key element, is that the entity has little or no discretion to avoid the future sacrifice (Statement of Financial Accounting Concepts No. 6).  Our policy, as communicated to our patrons, states the following:

•      We reserve the right to terminate any membership at any time and for any or no reason, at our sole discretion.

•      Membership termination shall result in the forfeiture of all points.

•      Points do not have any monetary value.

•      The Company reserves the right to change or terminate this program with no prior notice at the end of any gaming day.

As we adapt and refine our marketing programs to changing customer preferences, we continually change the quantity, quality, mix and timing of product that is offered in exchange for points.  We can change the value of a point simply by adjusting the number of points required to acquire any given product or service.  In short, we control the ultimate disposition of all points.

We have fully disclosed both our policy and the potential commitment related to our points program in every annual and quarterly report since becoming an independent public company.  We have consistently disclosed the maximum value of our outstanding points. Our accounting policy for our points liability has always been disclosed in the notes to our financial statements, including those found in the Form 10 we filed in March 2002.  We note, for informational purposes, that the U.S. Securities and Exchange Commission issued a comment letter on this filing but did not question our accounting policy relative to our points program.

Although we believe our accounting treatment for our loyalty program and the change in accounting required by the change in our program are appropriate, we understand from your comments that if our prior accounting treatment is determined to have been in error, we should consider the need to restate our financial statements. Accordingly, we have done an analysis of the liability that was recorded at December 31, 2004 and attributed a portion of it to each of the previous nine years.  Assuming a relatively constant pattern of points redeemed to points earned, the impact of recording the expense for points when earned for the last three years would be approximately $180,000 per year.  Additionally, the difference in the two accounting policies would clearly have no impact on the trend of earnings or on cash flows, and we strongly believe, would have had no impact on the users of our financial statements.

As for the materiality relative to the 4th quarter income statement, we presented an analysis of the operating performance for the 4th quarter both with and without the charge, and fully discussed the changes in the points program and our accounting policy. In referring to SEC Staff Accounting Bulletin No. 99, we have reviewed all relevant considerations and items which may be considered material to a user of our financial statements, and believe that all information related to this change was disclosed.

For the reasons set forth above, we and our independent registered public accountants believe our accounting treatment has been appropriate in all periods.  However, even if the Division of Corporate Finance were to reach a different determination, we do not believe any restatement is warranted. We believe the amounts in question were immaterial in all prior periods and were disclosed so thoroughly both during the prior periods and in the 4th quarter of 2004 that the readers of our financial statements had complete information related to our operating performance for the 4th quarter and all prior periods.

Note 7.  Income Taxes

10.     We note from the Balance Sheet that you have a material current net deferred tax asset and long-term net deferred tax liability.  Please disclose each of the separate components of the deferred tax assets and liabilities.  See paragraph 43 of SFAS No 109.

Although our disclosure in Note 7-Income Taxes does not include a table detailing the tax effect of each type of temporary difference, we disclose the significant items that comprise our deferred tax assets and liabilities.  Current deferred income tax assets increased $1,290,000 from December 31, 2003 to December 31, 2004 of which $1,089,000, or 84.4% of the increase, resulted from our change in how we account for our point loyalty program.  We disclose this in Note 7.  The remaining current deferred income tax asset amounts are less than 3% of current assets at December 31, 2004.

We also disclose that our deferred income taxes are primarily attributable to differences between the book and tax basis of property and equipment.  These book and tax basis differences of property and equipment represent $6,797,000, or 99.1%, of our total non-current deferred tax liabilities of $6,861,000.

We have reviewed our disclosure and will include a table that details the tax effect of each type of temporary difference as follows:

The components of deferred income tax assets and liabilities are as follows as of December 31:

	2004	2003
Current deferred tax assets:
Point loyalty program	$1,089,000	$—
Accrued expenses	1,027,000	832,000
Other	52,000	46,000
Total deferred tax assets	2,168,000	878,000

Noncurrent deferred tax (liabilities) and assets:
Depreciation – property and equipment	(6,911,000)	(5,294,000)
Other	50,000	233,000
Total noncurrent deferred tax liabilities	(6,861,000)	(5,061,000)
Net deferred tax liabilities	$(4,693,000)	$(4,183,000)

Note 8.  Pension Plans

11.     We note that since January 1, 2003, you have maintained a defined contribution 401k plan.  Please disclose the contribution expense recorded in 2003 and 2004.  See paragraph 11 of SFAS 132R.

We do not disclose the Company’s matching contribution to the 401(k) plan since the amounts are not material to the consolidated financial statements.  Because we have a non-contributory defined benefit plan, our Company match on employee 401(k) contributions is limited to a maximum of $250 per employee.  Our Company’s matching contributions for the years ended December 31, 2003 and 2004 were approximately $50,000 each.  We will disclose these contributions in our amended filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, as amended.

•      Staff comments or changes to disclosure in response to staff comments in the Form 10-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

KMB Correspondence/SEC Letters/Response to SEC Comment Letter.doc